SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                             Emerging Vision, Inc.
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                                (Name of Issuer)


                     Common Stock $.01 Per Value per share
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                         (Title of Class of Securities)


                                 29089 W 102000
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                                 (CUSIP Number)


B.R. Fernandez
P.O. Box 221, Bklyn NY  11208-0221 (718-235-0714)
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                October 22, 2002
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of    Pages)

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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Horizons Investors Corp.
     11-2651913
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York State
________________________________________________________________________________
               7    SOLE VOTING POWER

                    6,301,075
               _________________________________________________________________
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        N/A
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           N/A
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    N/A
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,301,075
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No._______                       13D                   Page___ of __ Pages


________________________________________________________________________________
Item 1.  Security and Issuer.

         I SEE
         EMERGING VISION, INC.
________________________________________________________________________________
Item 2.  Identity and Background.

     (a) Horizons Investors Corp.

     (b) 131 Lancaster St.

     (c) Albany, NY 12210

     (d) NO

     (e) NO

     (f) Organized NY State
         General Management Consulting Services
________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.


         WC
________________________________________________________________________________
Item 4.  Purpose of Transaction.

     (a) Investments in Issuer

     (b)

     (c)

     (d)

     (e)

     (f)

     (g)

     (h)

     (i)

     (j)

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a) 21%

     (b) 6,301,075

     (c) Purchased 574,000 shares in past 60 days at average price of $.04.

     (d)

     (e)

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


         NONE
________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.


         NONE
________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                        10-30-02
                                        ----------------------------------------
                                                         (Date)


                                                    /s/ B.R. Fernandez
                                        ----------------------------------------
                                                       (Signature)


                                                B.R. Fernandez, President
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).